

Mailstop 3233

November 13, 2017

VIA E-MAIL
Joseph Giannini
Senior Vice President, Chief Accounting Officer and Treasurer
Highlands REIT, Inc.
332 S. Michigan Avenue, Ninth Floor
Chicago, Illinois 60604

> **Re: Highlands REIT, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed on March 27, 2017**
> **File No. 000-55580**

Dear Mr. Giannini:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Results of Operations, pages 39 – 42

1.   We note your results of operations only discuss a comparison of the two most recent fiscal periods ended December 31, 2016 and 2015. Please clarify your basis for not including a discussion that covers the three-year period covered by the financial statements presented pursuant to Instructions to paragraph 303(a) of Regulation S-K. Please explain and/or revise future periodic filings accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Wilson K. Lee at (202) 551 - 3468 or the undersigned at (202) 551 - 3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities